04039073

RECEIVED
JUL 29 2004
SEC MAIL PROCESSING SECTION
WASH. D.C. 152

UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

WFS Receivables Corporation 3	0001142224
Exact name of registrant as specified in charter	Registrant CIK Number
Form 8-K dated as of July 28, 2004	333-116198
Electronic report, schedule or registration statement of which the documents are a part	SEC file number, if available

Name of Person Filing the Document (If other than the Registrant)

PROCESSED
JUL 29 2004
THOMSON FINANCIAL

0686411.1

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Las Vegas, State of Nevada on July 28, 2004.

WFS Receivables Corporation 3

By: ______________________
John L. Coluccio, President

0686411.1

INDEX TO EXHIBIT

wfsot04-3.txt

```
! WFSOT04_3.CDI #CMOVER_3.0D ASSET_BACKED_AUTOLOAN ! MAX_CF_VECTSIZE 620
!
!! Created by Intex Deal Maker v3.7.123 , subroutines 3.1a1
!! 07/27/2004 7:38 PM
!
!
! The tables and other statistical analyses (the 'Hypothetical Performance Data')
that you will produce
! using Intex with the attached information are privileged and intended solely for
use by you (the party
! to whom CSFB LLC provided the computer model used to generate them). The
Hypothetical Performance Data
! will be generated by you using a computer model prepared by CSFB LLC in reliance
upon information furnished
! by the issuer of the securities and its affiliates, the accuracy and completeness
of which has not been
! verified by CSFB LLC or any other person. The computer model that you will use to
prepare the Hypothetical
! Performance Data was furnished to you solely by CSFB LLC and not by the issuer of
the securities. It may not
! be (a) used for any purpose other than to make a preliminary evaluation of the
referenced securities or (b)
! provided by you to any third party other than your legal, tax, financial and/or
accounting advisors for the
! purposes of evaluating the Hypothetical Performance Data. You agree that the
Hypothetical Performance Data will
! be generated by or on behalf of you, and that neither CSFB LLC nor anyone acting
on its behalf has generated or
! is in any way responsible for any Hypothetical Performance Data.
!
! Numerous assumptions were used in preparing the computer model you will use to
generate the Hypothetical
! Performance Data. Those assumptions may or may not be reflected in the
Hypothetical Performance Data. As such,
! no assurance can be give as to the Hypothetical Performance Data's accuracy,
appropriateness or completeness in
! any particular context; nor as to whether the Hypothetical Performance Data and/or
the assumptions upon which it
! is based reflect present market conditions of future market performance. The
Hypothetical Performance Data should
! not be construed as either projections or predictions or as legal, tax, financial
or accounting advice.
!
! Any weighted average lives, yields and principal payment periods shown in the
Hypothetical Performance Data will
! be based on prepayment assumptions, and changes in such prepayment assumptions may
dramatically affect such
! weighted average lives, yields and principal payment periods. In addition, it is
possible that prepayments on
! the underlying assets will occur at rates slower or faster than the rates shown in
the Hypothetical Performance
! Data. Furthermore, unless otherwise provided, the Hypothetical Performance Data
assumes o losses on the underlying
! assets and no interest shortfall. The specific characteristics of the securities
may differ from those shown in
! the Hypothetical Performance Data due to, amount other things, differences between
(a) the actual underlying
! assets and the hypothetical underlying assets used in preparing the Hypothetical
Performance Data and (b) the
! assumptions used by you in producing the Hypothetical Performance Data and the
actual assumptions used in pricing
! the actual securities. The principal amount, designation and terms of any security
described in the Hypothetical
```

```
! Performance Ata are subject to change prior to issuance.  You should contact the
CSFB LLC Trading Desk at
! (212-325-8549) to confirm the final principal amount, designation and terms of any
security described in this
! communication prior to committing to purchase that security.  Neither CSFB LLC nor
any of its affiliates makes
! any representation or warranty as to the actual rate or timing of payments on any
of the underlying assets or
! payments or yield on the securities.
!
! Although a registration statement (including a prospectus) relating to the
securities discussed in this
! communication has been filed with the Securities and Exchange Commission and is
effective, the final prospectus
! supplement relating to the securities discussed in this communication has not yet
been filed with the Securities
! and Exchange Commission.  This communication shall not constitute an offer to sell
or the solicitation of an
! offer to buy nor shall there be any sale of the securities discussed in this
communication in any state in which
! such offer, solicitation or sale would be unlawful prior to registration or
qualification of such securities under
! the securities laws of any such state.  The principal amount, designation and
terms of any security described in
! the computer model and Hypothetical Performance Data are preliminary and subject
to change prior to issuance.
!
! Prospective purchasers are referred to the final prospectus supplement relating to
the securities discussed in
! this communication for definitive yield and maturity information regarding those
securities, based on the final
! principal amounts, designations and terms of those securities.  Once available, a
final prospectus supplement may
! be obtained by contacting the CSFB LLC Trading Desk at (212-325-8549).
!
! The computer model referenced herein supersedes all computer models related to the
subject securities that have
! been made available to you previously.  In addition, this computer model will be
superseded in its entirety by
! the final prospectus supplement relating to the actual secretes preliminarily
described by this computer model.
!
! Please be advised that the securities described herein may not be appropriate for
all investors. Potential
! investors must be willing to assume, among other things, market price volatility,
prepayment, yield curve and
! interest rate risks.  Investors should make every effort to consider the risks of
these securities.
!
! If you have received this communication in error, please notify the sending party
immediately by telephone and
! return the original to such party by mail.
!
!
!  Modeled in the Intex CMO Modeling Language, (WNYC14563379)
!  which is copyright (c) 2004 by Intex Solutions, Inc.
!  Intex shall not be held liable for the accuracy of this data
!  nor for the accuracy of information which is derived from this data.
!
!
  DEFINE CONSTANT #OrigCollBal = 1400000000.00
!
  DEFINE CONSTANT #OrigBondBal = 1358000000.00
```

```
!
!
   FULL_DEALNAME:          WFSOT04-3
!
   DEAL SIZE:              $ 1358000000.00
   PRICING SPEED:          1.80% ABS
!  ISSUE DATE:             20040801
   SETTLEMENT DATE:        20040819
!
  Record date delay:       16
!
 DEFINE TR_INDEXDEPS_ALL
!
 DEFINE SCHEDULE "Rsv_Trig","Seq_Trig"
!
   DEAL_CLOCK_INFO _
       ISSUE_CDU_DATE                20040801 _
       DEAL_FIRSTPAY_DATE            20040917
!
!
  DEFINE DYNAMIC STICKY #NetRate  = ( COLL_I_MISC("COUPON") ) / COLL_PREV_BAL * 1200
!
  DEFINE DYNAMIC STICKY #NetRateActual360 = #Netrate * 30 / DAYS_DIFF(CURDATE ,
MONTHS_ADD(CURDATE,-1))
!
  OPTIONAL REDEMPTION:     "CLEANUP" _
                           COLL_FRAC 10% _
                           PRICE_P ( COLL_BAL );
!
  DEFINE      #InitAcctBal   = 0
  DEFINE      #SpecAcctBal   = 0
!
!
TOLERANCE WRITEDOWN_0LOSS 1.00
!
DEFINE TRANCHE "A1", "A2", "A3", "A4", "B", "C", "D", "R"
!
  DEFINE #SpecAcctBal = 0
!
Tranche "A1" SEN_FIX
   Block 229000000.00 at 1.62  FREQ M _
         DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
         Delay 0  Dated 20040819  Next 20040917
!
Tranche "A2" SEN_FIX
   Block 387000000.00 at 2.31  FREQ M _
         DAYCOUNT 30360 BUSINESS_DAY NONE _
         Delay 0  Dated 20040819  Next 20040917
!
Tranche "A3" SEN_FIX
   Block 307000000.00 at 3.09  FREQ M _
         DAYCOUNT 30360 BUSINESS_DAY NONE _
         Delay 0  Dated 20040819  Next 20040917
!
Tranche "A4" SEN_FIX
   Block 281000000.00 at 3.69  FREQ M _
         DAYCOUNT 30360 BUSINESS_DAY NONE _
         Delay 0  Dated 20040819  Next 20040917
!
Tranche "B" MEZ_FIX
   Block 52500000.00 at 3.3  FREQ M _
         DAYCOUNT 30360 BUSINESS_DAY NONE _
         Delay 0  Dated 20040819  Next 20040917
```

```
!
Tranche "C" MEZ_FIX
   Block 56000000.00 at 3.39  FREQ M _
          DAYCOUNT 30360 BUSINESS_DAY NONE _
          Delay 0  Dated 20040819  Next 20040917
!
Tranche "D" MEZ_FIX
   Block 45500000.00 at 3.9  FREQ M _
          DAYCOUNT 30360 BUSINESS_DAY NONE _
          Delay 0  Dated 20040819  Next 20040917
!
Tranche "R" JUN_RES_NO
   Block 1400000000.00 at 0 NOTIONAL WITH GROUP 0 SURPLUS _
         DAYCOUNT 30360 BUSINESS_DAY NONE _
         FREQ M   Delay 0  Dated 20040817  Next 20040917
!
Tranche "FLOW1" PSEUDO
   Block    USE PCT 100.0 100.0 of B#1
   Block    USE PCT 100.0 100.0 of C#1
   Block    USE PCT 100.0 100.0 of D#1
   Block    USE PCT 100.0 100.0 of A1#1
   Block    USE PCT 100.0 100.0 of A2#1
   Block    USE PCT 100.0 100.0 of A3#1
   Block    USE PCT 100.0 100.0 of A4#1
!
!
DEFINE PSEUDO_TRANCHE COLLAT _
   Delay 16 Dated 20040801 Next 20040917 Settle 20040819
!
  RESERVE_FUND "SPREAD_ACCT" _
               ON TRANCHE "A1"&"A2"&"A3"&"A4"&"B"&"C"&"D" _
               COVERS DELINQ LOSSES _
               COVERS INTEREST SHORTFALLS _
               EXCESS_TO "R#1" _
               BALANCE_CAP ( #SpecAcctBal ); _
               FUNDING_FROM RULES _
               STARTING_BALANCE ( 1.00% * #OrigCollBal );
!
  CLASS "A1"        NO_BUILD_TRANCHE _
                    = "A1"
  CLASS "A2"        NO_BUILD_TRANCHE _
                    = "A2"
  CLASS "A3"        NO_BUILD_TRANCHE _
                    = "A3"
  CLASS "A4"        NO_BUILD_TRANCHE _
                    = "A4"
  CLASS "B"         NO_BUILD_TRANCHE _
                    = "B"
  CLASS "C"         NO_BUILD_TRANCHE _
                    = "C"
  CLASS "D"         NO_BUILD_TRANCHE _
                    = "D"
  CLASS "RESID"    NO_BUILD_TRANCHE _
                    = "R#1"
  CLASS "A"         WRITEDOWN_BAL PRORATA ALLOCATION _
                    = "A1" "A2" "A3" "A4"
!
!
  CLASS "ROOT" _
                 WRITEDOWN_BAL RULES _
                 DISTRIB_CLASS RULES _
                   = "A" "B" "C" "D"  "RESID"
!
```

```
  DEFINE PSEUDO_TRANCHE CLASS "A"               Delay 0  Dated 20040819  Next 20040917
DAYCOUNT 30360 BUSINESS_DAY NONE
!
!
  CROSSOVER When 0
!
!
 INTEREST_SHORTFALL FULL_PREPAY    Compensate Pro_rata _
                    PARTIAL_PREPAY Compensate Pro_rata _
                    LOSS           NO_Compensate SUBORDINATED ACCUM
!
  TRANCHE MISCINFO
  A1             RATING SP "AAA"
  A2             RATING SP "AAA"
  A3             RATING SP "AAA"
  A4             RATING SP "AAA"
  B              RATING SP "AA"
  C              RATING SP "A"
  D              RATING SP "BBB"
  R              RATING MD "NA"
  FLOW1          RATING MD "NA"
!
!
  tranche "#OCAmt"                    SYMVAR
  tranche "#OCPct"                    SYMVAR
  tranche "#APPDA"                    SYMVAR
  tranche "#BPPDA"                    SYMVAR
  tranche "#CPPDA"                    SYMVAR
  tranche "#DPPDA"                    SYMVAR
  tranche "#AEndPct"                  SYMVAR
  tranche "#BEndPct"                  SYMVAR
  tranche "#CEndPct"                  SYMVAR
  tranche "#DEndPct"                  SYMVAR
  tranche "#RsvTrigEvent"             SYMVAR
  tranche "#SeqTrigEvent"             SYMVAR
  tranche "#SeqTrigOccrd"             SYMVAR
  tranche "#CumNetLossPct"            SYMVAR
  tranche "#RsvPct"                   SYMVAR
  tranche "#ATargPct"                 SYMVAR
  tranche "#BTargPct"                 SYMVAR
  tranche "#CTargPct"                 SYMVAR
  tranche "#DTargPct"                 SYMVAR
  tranche "#RemPDA4"                  SYMVAR
!
 CMO Block Payment Rules
------------------------------------
!
!! Trigger Events
------------------------------------
  calculate :  #CumNetLoss        = IF( CURMONTH == 1 ) THEN 0.00 ELSE #CUmNetLoss
  calculate :  #CumNetLoss        = DELINQ_NET_LOSS + #CumNetLoss
  calculate :  #CumNetLossPct     = #CumNetLoss / #OrigCollBal * 100
!
  calculate :  #RsvTrigLev        = SCHED_AMOUNT(1)
  calculate :  #SeqTrigLev        = SCHED_AMOUNT(2)
!
  calculate :  #RsvTrigEvent      = #CumNetLossPct GT #RsvTrigLev
  calculate :  #RsvTrigOccrd      = IF( CURMONTH == 1 ) THEN 0 ELSE #RsvTrigOccrd
  calculate :  #RsvTrigOccrd      = IF( #RsvTrigEvent == 1 ) THEN 1 ELSE
#RsvTrigOccrd
!
  calculate :  #SeqTrigEvent      = #CumNetLossPct GT #SeqTrigLev
  calculate :  #SeqTrigOccrd      = IF( CURMONTH == 1 ) THEN 0 ELSE #SeqTrigOccrd
```

```
  calculate :  #SeqTrigOccrd       = IF( #SeqTrigEvent == 1 ) THEN 1 ELSE
#SeqTrigOccrd
------------------------------------
!
!! Reserve Account Targets and Releases
------------------------------------
   calculate :  #RegRsvReq          = MIN( MAX( #OrigCollBal * 0.50%, COLL_BAL *
1.00% ), DBAL )
   calculate :  #TrigRsvReq         = MIN( MAX( #OrigCollBal * 0.50%, COLL_BAL *
1.20% ), DBAL )
   calculate :  #SpecAcctBal        = IF( #RsvTrigEvent == 1 ) THEN #TrigRsvReq ELSE
#RegRsvReq
------------------------------------
   calculate :  #SpecAcctRel        = MAX( 0.00, CREDIT_ENHANCEMENT ( "SPREAD_ACCT" )
- #SpecAcctBal )
------------------------------------
        from :  CREDIT_ENHANCEMENT ( "SPREAD_ACCT" )
  subject to :  CEILING ( #SpecAcctRel )
         pay :  CASH_ACCOUNT( 0 )
------------------------------------
!
!! Under-Collateralization Amounts
------------------------------------
   calculate :  #APPDA             = MAX( 0.00, BBAL("A") - COLL_BAL )
   calculate :  #BPPDA             = MAX( 0.00, BBAL("A","B") - #APPDA - COLL_BAL )
   calculate :  #CPPDA             = MAX( 0.00, BBAL("A","B","C") - #APPDA - #BPPDA -
COLL_BAL )
   calculate :  #DPPDA             = MAX( 0.00, BBAL("A","B","C","D") - #APPDA -
#BPPDA - #CPPDA - COLL_BAL )
   calculate :  #TotPPDA           = #APPDA + #BPPDA + #CPPDA + #DPPDA
------------------------------------
!
!! OC Amount
------------------------------------
   calculate :  #OCFloorPct        = 1.30%
   calculate :  #OCTargPct         = IF( #SeqTrigOccrd == 1 ) THEN 7.50% ELSE 6.75%
   calculate :  #OCFloor           = #OCFloorPct * #OrigCollBal
   calculate :  #OCTarget          = #OCTargPct * COLL_BAL
   calculate :  #SpecOCAmt         = MAX( #OCFloor, #OCTarget )
   calculate :  #OCPDA             = MAX( 0.00, (DBAL - #TotPPDA) - (COLL_BAL -
#SpecOCAmt) )
------------------------------------
!
!! Target Percentages
!! Rounding Adjustment for Class C Percentage
------------------------------------
   calculate :  #AOrigPct           = ORIG_BBAL("A2","A3","A4") /
ORIG_BBAL("A2","A3","A4","B","C","D")
   calculate :  #BOrigPct           = ORIG_BBAL("B")            /
ORIG_BBAL("A2","A3","A4","B","C","D")
   calculate :  #COrigPct           = ORIG_BBAL("C")            /
ORIG_BBAL("A2","A3","A4","B","C","D")
   calculate :  #DOrigPct           = ORIG_BBAL("D")            /
ORIG_BBAL("A2","A3","A4","B","C","D")
!
   calculate :  #ATargPct           = ROUND( #AOrigPct * (100.00% - #OCTargPct), 4 )

   calculate :  #BTargPct           = ROUND( #BOrigPct * (100.00% - #OCTargPct), 4 )
   calculate :  #CTargPct           = IF( #OCTargPct == 7.50% ) THEN _
                                      ROUND( #COrigPct * (100.00% - #OCTargPct), 4 )
ELSE _
                                      ROUND( #COrigPct * (100.00% - #OCTargPct), 4 )
```

```
- 0.01%
   calculate :  #DTargPct            = ROUND( #DOrigPct * (100.00% - #OCTargPct), 4 )
------------------------------------
!
!! Total Class Distribution Amounts
------------------------------------
   calculate :  #AggPDA              = #APPDA + #BPPDA + #CPPDA + #DPPDA + #OCPDA
!
   calculate :  #APDA                = IF( #SeqTrigEvent == 1 ) THEN #AggPDA ELSE _
                                       MIN( #AggPDA, MAX( BBAL("A1"), MAX( 0.00,
BBAL("A") - _
                                       MIN( (#ATargPct) * COLL_BAL, COLL_BAL -
#OCFloor ) ) ) )
   calculate :  #ARemBal             = MAX( 0.00, BBAL("A") - #APDA )
   calculate :  #RemPDA1             = MAX( 0.00, #AggPDA - #APDA )
!
   calculate :  #BPDA                = IF( #SeqTrigEvent == 1 ) THEN #RemPDA1 ELSE _
                                       MIN( #RemPDA1, MAX( 0.00, #ARemBal + BBAL("B")
- _
                                       MIN( (#ATargPct+#BTargPct) * COLL_BAL, COLL_BAL
- #OCFloor ) ) )
   calculate :  #BRemBal             = MAX( 0.00, BBAL("B") - #BPDA )
   calculate :  #RemPDA2             = MAX( 0.00, #AggPDA - #APDA - #BPDA )
!
   calculate :  #CPDA                = IF( #SeqTrigEvent == 1 ) THEN #RemPDA2 ELSE _
                                       MIN( #RemPDA2, MAX( 0.00, #ARemBal + #BRemBal +
BBAL("C") - _
                                       MIN( (#ATargPct+#BTargPct+#CTargPct) *
COLL_BAL, COLL_BAL - #OCFloor ) ) )
   calculate :  #CRemBal             = MAX( 0.00, BBAL("C") - #CPDA )
   calculate :  #RemPDA3             = MAX( 0.00, #AggPDA - #APDA - #BPDA - #CPDA )
!
   calculate :  #DPDA                = IF( #SeqTrigEvent == 1 ) THEN #RemPDA3 ELSE _
                                       MIN( #RemPDA3, MAX( 0.00, #ARemBal + #BRemBal +
#CRemBal + BBAL("D") - _
                                       MIN( (#ATargPct+#BTargPct+#CTargPct+#DTargPct)
* COLL_BAL, COLL_BAL - #OCFloor) ) )
   calculate :  #DRemBal             = MAX( 0.00, BBAL("D") - #DPDA )
   calculate :  #RemPDA4             = MAX( 0.00, #AggPDA - #APDA - #BPDA - #CPDA -
#DPDA )
------------------------------------
!
------------------------------------
  calculate :  "A" NO_CHECK CUSTOM AMOUNT     = #APDA
  calculate :  "B" NO_CHECK CUSTOM AMOUNT     = #BPDA
  calculate :  "C" NO_CHECK CUSTOM AMOUNT     = #CPDA
  calculate :  "D" NO_CHECK CUSTOM AMOUNT     = #DPDA
------------------------------------
!
!! A Interest
------------------------------------
        from :  CLASS ("ROOT")
         pay :  CLASS INTEREST SEQUENTIAL ( "A" )
         pay :  CLASS INTSHORT SEQUENTIAL ( "A" )
------------------------------------
        from :  CREDIT_ENHANCEMENT( "SPREAD_ACCT" )
         pay :  CLASS INTEREST SEQUENTIAL ( "A" )
         pay :  CLASS INTSHORT SEQUENTIAL ( "A" )
------------------------------------
        from :  CLASS ( "A" )
         pay :  CLASS INTEREST PRO_RATA  ( "A1"; "A2"; "A3"; "A4" )
------------------------------------
!
```

```
!! A PPDA
-----------------------------------
        from :  SUBACCOUNT( #APPDA, CLASS "ROOT" )
         pay :  CLASS PRINCIPAL SEQUENTIAL ( "A", "B", "C", "D" )
-----------------------------------
        from :  SUBACCOUNT( #APPDA, CREDIT_ENHANCEMENT "SPREAD_ACCT" )
         pay :  CLASS PRINCIPAL SEQUENTIAL ( "A", "B", "C", "D" )
-----------------------------------
        from :  CLASS ( "A" )
         pay :  CLASS BALANCE SEQUENTIAL ( "A1", "A2", "A3", "A4" )
-----------------------------------
        from :  CLASS ( "A1" )
         pay :  SEQUENTIAL ( "A1#1" )
-----------------------------------
        from :  CLASS ( "A2" )
         pay :  SEQUENTIAL ( "A2#1" )
-----------------------------------
        from :  CLASS ( "A3" )
         pay :  SEQUENTIAL ( "A3#1" )
-----------------------------------
        from :  CLASS ( "A4" )
         pay :  SEQUENTIAL ( "A4#1" )
-----------------------------------
        from :  CLASS ( "B" )
         pay :  SEQUENTIAL ( "B#1" )
-----------------------------------
        from :  CLASS ( "C" )
         pay :  SEQUENTIAL ( "C#1" )
-----------------------------------
        from :  CLASS ( "D" )
         pay :  SEQUENTIAL ( "D#1" )
-----------------------------------
!
!! B Interest
-----------------------------------
        from :  CLASS ("ROOT")
         pay :  CLASS INTEREST SEQUENTIAL ( "B" )
         pay :  CLASS INTSHORT SEQUENTIAL ( "B" )
-----------------------------------
        from :  CREDIT_ENHANCEMENT( "SPREAD_ACCT" )
         pay :  CLASS INTEREST SEQUENTIAL ( "B" )
         pay :  CLASS INTSHORT SEQUENTIAL ( "B" )
-----------------------------------
!
!! B PPDA
-----------------------------------
        from :  SUBACCOUNT( #BPPDA, CLASS "ROOT" )
         pay :  CLASS PRINCIPAL SEQUENTIAL ( "A", "B", "C", "D" )
-----------------------------------
        from :  SUBACCOUNT( #BPPDA, CREDIT_ENHANCEMENT "SPREAD_ACCT" )
         pay :  CLASS PRINCIPAL SEQUENTIAL ( "A", "B", "C", "D" )
-----------------------------------
        from :  CLASS ( "A" )
         pay :  CLASS BALANCE SEQUENTIAL ( "A1", "A2", "A3", "A4" )
-----------------------------------
        from :  CLASS ( "A1" )
         pay :  SEQUENTIAL ( "A1#1" )
-----------------------------------
        from :  CLASS ( "A2" )
         pay :  SEQUENTIAL ( "A2#1" )
-----------------------------------
        from :  CLASS ( "A3" )
         pay :  SEQUENTIAL ( "A3#1" )
```

```
-----------------------------------
        from :  CLASS ( "A4" )
         pay :  SEQUENTIAL ( "A4#1" )
-----------------------------------
        from :  CLASS ( "B" )
         pay :  SEQUENTIAL ( "B#1" )
-----------------------------------
        from :  CLASS ( "C" )
         pay :  SEQUENTIAL ( "C#1" )
-----------------------------------
        from :  CLASS ( "D" )
         pay :  SEQUENTIAL ( "D#1" )
-----------------------------------
!
!! C Interest
-----------------------------------
        from :  CLASS ("ROOT")
         pay :  CLASS INTEREST SEQUENTIAL ( "C" )
         pay :  CLASS INTSHORT SEQUENTIAL ( "C" )
-----------------------------------
        from :  CREDIT_ENHANCEMENT( "SPREAD_ACCT" )
         pay :  CLASS INTEREST SEQUENTIAL ( "C" )
         pay :  CLASS INTSHORT SEQUENTIAL ( "C" )
-----------------------------------
!
!! C PPDA
-----------------------------------
        from :  SUBACCOUNT( #CPPDA, CLASS "ROOT" )
         pay :  CLASS PRINCIPAL SEQUENTIAL ( "A", "B", "C", "D" )
-----------------------------------
        from :  SUBACCOUNT( #CPPDA, CREDIT_ENHANCEMENT "SPREAD_ACCT" )
         pay :  CLASS PRINCIPAL SEQUENTIAL ( "A", "B", "C", "D" )
-----------------------------------
        from :  CLASS ( "A" )
         pay :  CLASS BALANCE SEQUENTIAL ( "A1", "A2", "A3", "A4" )
-----------------------------------
        from :  CLASS ( "A1" )
         pay :  SEQUENTIAL ( "A1#1" )
-----------------------------------
        from :  CLASS ( "A2" )
         pay :  SEQUENTIAL ( "A2#1" )
-----------------------------------
        from :  CLASS ( "A3" )
         pay :  SEQUENTIAL ( "A3#1" )
-----------------------------------
        from :  CLASS ( "A4" )
         pay :  SEQUENTIAL ( "A4#1" )
-----------------------------------
        from :  CLASS ( "B" )
         pay :  SEQUENTIAL ( "B#1" )
-----------------------------------
        from :  CLASS ( "C" )
         pay :  SEQUENTIAL ( "C#1" )
-----------------------------------
        from :  CLASS ( "D" )
         pay :  SEQUENTIAL ( "D#1" )
-----------------------------------
!
!! D Interest
-----------------------------------
        from :  CLASS ("ROOT")
         pay :  CLASS INTEREST SEQUENTIAL ( "D" )
         pay :  CLASS INTSHORT SEQUENTIAL ( "D" )
```

```
-----------------------------------
        from :  CREDIT_ENHANCEMENT( "SPREAD_ACCT" )
         pay :  CLASS INTEREST SEQUENTIAL ( "D" )
         pay :  CLASS INTSHORT SEQUENTIAL ( "D" )
-----------------------------------
!
!! D PPDA
-----------------------------------
        from :  SUBACCOUNT( #DPPDA, CLASS "ROOT" )
         pay :  CLASS PRINCIPAL SEQUENTIAL ( "A", "B", "C", "D" )
-----------------------------------
        from :  SUBACCOUNT( #DPPDA, CREDIT_ENHANCEMENT "SPREAD_ACCT" )
         pay :  CLASS PRINCIPAL SEQUENTIAL ( "A", "B", "C", "D" )
-----------------------------------
        from :  CLASS ( "A" )
         pay :  CLASS BALANCE SEQUENTIAL ( "A1", "A2", "A3", "A4" )
-----------------------------------
        from :  CLASS ( "A1" )
         pay :  SEQUENTIAL ( "A1#1" )
-----------------------------------
        from :  CLASS ( "A2" )
         pay :  SEQUENTIAL ( "A2#1" )
-----------------------------------
        from :  CLASS ( "A3" )
         pay :  SEQUENTIAL ( "A3#1" )
-----------------------------------
        from :  CLASS ( "A4" )
         pay :  SEQUENTIAL ( "A4#1" )
-----------------------------------
        from :  CLASS ( "B" )
         pay :  SEQUENTIAL ( "B#1" )
-----------------------------------
        from :  CLASS ( "C" )
         pay :  SEQUENTIAL ( "C#1" )
-----------------------------------
        from :  CLASS ( "D" )
         pay :  SEQUENTIAL ( "D#1" )
-----------------------------------
!
!! Pay OC PDA
-----------------------------------
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCIPAL SEQUENTIAL ( "A", "B", "C", "D" )
-----------------------------------
        from :  CLASS ( "A" )
         pay :  CLASS BALANCE SEQUENTIAL ( "A1", "A2", "A3", "A4" )
-----------------------------------
        from :  CLASS ( "A1" )
         pay :  SEQUENTIAL ( "A1#1" )
-----------------------------------
        from :  CLASS ( "A2" )
         pay :  SEQUENTIAL ( "A2#1" )
-----------------------------------
        from :  CLASS ( "A3" )
         pay :  SEQUENTIAL ( "A3#1" )
-----------------------------------
        from :  CLASS ( "A4" )
         pay :  SEQUENTIAL ( "A4#1" )
-----------------------------------
        from :  CLASS ( "B" )
         pay :  SEQUENTIAL ( "B#1" )
-----------------------------------
        from :  CLASS ( "C" )
```

```
        pay :  SEQUENTIAL ( "C#1" )
-----------------------------------
       from :  CLASS ( "D" )
        pay :  SEQUENTIAL ( "D#1" )
-----------------------------------
!
!! Reserve Account Targets
-----------------------------------
   calculate :  #EndBondBal          =
BBAL("A1#1","A2#1","A3#1","A4#1","B#1","C#1","D#1")
   calculate :  #RegRsvReq           = MIN( MAX( #OrigCollBal * 0.50%, COLL_BAL *
1.00% ), #EndBondBal )
   calculate :  #TrigRsvReq          = MIN( MAX( #OrigCollBal * 0.50%, COLL_BAL *
1.20% ), #EndBondBal )
   calculate :  #SpecAcctBal         = IF( #RsvTrigEvent == 1 ) THEN #TrigRsvReq ELSE
#RegRsvReq
-----------------------------------
!
!! Deposit or Release Reserve Account
-----------------------------------
   calculate :  #SpecAcctFund        = MAX( 0.00, #SpecAcctBal - CREDIT_ENHANCEMENT (
"SPREAD_ACCT" ) )
-----------------------------------
       from :  CLASS ( "ROOT" )
  subject to :  CEILING ( #SpecAcctFund )
        pay :  CREDIT_ENHANCEMENT ( "SPREAD_ACCT" )
-----------------------------------
!
!! Release Residual Cash
-----------------------------------
       from :  CLASS ( "ROOT" )
        pay :  AS_INTEREST ("R")
-----------------------------------
!
!! Other Calculations
-----------------------------------
  calculate :  #OCAmt               =  COLL_BAL -
BBAL("A1#1","A2#1","A3#1","A4#1","B#1","C#1","D#1")
  calculate :  #OCPct               =  #OCAmt / COLL_BAL * 100
  calculate :  #AEndPct             =  BBAL("A2#1", "A3#1", "A4#1") / COLL_BAL * 100

  calculate :  #BEndPct             =  BBAL("B#1") / COLL_BAL * 100
  calculate :  #CEndPct             =  BBAL("C#1") / COLL_BAL * 100
  calculate :  #DEndPct             =  BBAL("D#1") / COLL_BAL * 100
  calculate :  #RsvPct              =  CREDIT_ENHANCEMENT( SPREAD_ACCT ) / COLL_BAL *
100
-----------------------------------
!
Schedule "Rsv_Trig"
DECLARE
VALUES OK
     20040917                0.15
     20041017                0.30
     20041117                0.45
     20041217                0.60
     20050117                0.75
     20050217                0.90
     20050317                1.05
     20050417                1.20
     20050517                1.37
     20050617                1.54
     20050717                1.71
     20050817                1.88
```

```
        20050917                    2.05
        20051017                    2.22
        20051117                    2.39
        20051217                    2.56
        20060117                    2.73
        20060217                    2.90
        20060317                    3.07
        20060417                    3.24
        20060517                    3.37
        20060617                    3.50
        20060717                    3.63
        20060817                    3.75
        20060917                    3.95
        20061017                    4.15
        20061117                    4.25
        20061217                    4.25
        20070117                    4.35
        20070217                    4.45
        20070317                    4.55
        20070417                    4.65
        20070517                    4.65
        20070617                    4.75
        20070717                    4.85
        20070817                    4.95
        20070917                    4.95
        20071017                    5.05
        20071117                    5.05
        20071217                    5.15
        20080117                    5.15
        20080217                    5.15
        20080317                    5.25
        20080417                    5.25
        20080517                    5.25
        20080617                    5.25
        20080717                    5.35
        20080817                    5.35
        20080917                    5.35
        20081017                    5.35
        20081117                    5.35
        20081217                    5.35
        20090117                    5.35
        20090217                    5.35
        20090317                    5.35
        20090417                    5.35
        20090517                    5.35
        20090617                    5.35
        20090717                    5.35
        20090817                    5.35
        20090917                    5.35
        20091017                    5.35
        20091117                    5.35
        20091217                    5.35
        20100117                    5.35
        20100217                    5.35
        20100317                    5.35
        20100417                    5.35
        20100517                    5.35
        20100617                    5.35
        20100717                    5.35
        20100817                    5.35
!
Schedule "Seq_Trig"
DECLARE
```

VALUES OK

20040917	0.15
20041017	0.30
20041117	0.45
20041217	0.60
20050117	0.75
20050217	0.90
20050317	1.05
20050417	1.20
20050517	1.37
20050617	1.54
20050717	1.71
20050817	1.88
20050917	2.05
20051017	2.22
20051117	2.39
20051217	2.56
20060117	2.73
20060217	2.90
20060317	3.07
20060417	3.24
20060517	3.37
20060617	3.50
20060717	3.63
20060817	3.76
20060917	3.89
20061017	4.02
20061117	4.15
20061217	4.28
20070117	4.41
20070217	4.54
20070317	4.67
20070417	4.80
20070517	4.93
20070617	5.07
20070717	5.20
20070817	5.33
20070917	5.47
20071017	5.60
20071117	5.73
20071217	5.87
20080117	6.00
20080217	6.13
20080317	6.27
20080417	6.40
20080517	6.53
20080617	6.67
20080717	6.80
20080817	6.93
20080917	7.07
20081017	7.20
20081117	7.33
20081217	7.47
20090117	7.60
20090217	7.73
20090317	7.87
20090417	8.00
20090517	8.00
20090617	8.00
20090717	8.00
20090817	8.00
20090917	8.00
20091017	8.00

```
        20091117                    8.00
        20091217                    8.00
        20100117                    8.00
        20100217                    8.00
        20100317                    8.00
        20100417                    8.00
        20100517                    8.00
        20100617                    8.00
        20100717                    8.00
        20100817                    8.00
!
!
Collateral
!
!       Factor        --Delay--
! Type   Date         P/Y    BV    Use BV for 0
  WL  20040801      9999 9999    FALSE
!
! Pool#  Type       Gross      Current      Original      --Fee--   Maturity Orig
!                   Coupon     Factor       Balance       P/Y   BV  P/Y     BV Term
!! BEGINNING OF COLLATERAL
M        1                 WL     00     WAC                 12.950 (      15642799.77 /
15642799.77 );       15642799.77                              1.25          1.25
34:0       34:0            34 NO_CHECK  BALLOON  SCHED_AMORT               34
M        2                 WL     00     WAC                 13.090 (      11642522.64 /
11642522.64 );       11642522.64                              1.25          1.25
33:1       33:1            34 NO_CHECK  BALLOON  SCHED_AMORT               34
M        3                 WL     00     WAC                 12.179 (        174004.15 /
174004.15 );         174004.15                              1.25          1.25
29:5       29:5            34 NO_CHECK  BALLOON  SCHED_AMORT               34
M        4                 WL     00     WAC                 13.060 (      41818137.15 /
41818137.15 );       41818137.15                              1.25          1.25
47:0       47:0            47 NO_CHECK  BALLOON  SCHED_AMORT               47
M        5                 WL     00     WAC                 13.080 (      32916630.97 /
32916630.97 );       32916630.97                              1.25          1.25
46:1       46:1            47 NO_CHECK  BALLOON  SCHED_AMORT               47
M        6                 WL     00     WAC                 13.096 (        262443.45 /
262443.45 );         262443.45                              1.25          1.25
43:5       43:5            48 NO_CHECK  BALLOON  SCHED_AMORT               48
M        7                 WL     00     WAC                 11.917 (     224414121.87 /
224414121.87 );      224414121.87                             1.25          1.25
60:0       60:0            60 NO_CHECK  BALLOON  SCHED_AMORT               60
M        8                 WL     00     WAC                 11.603 (     167131206.22 /
167131206.22 );      167131206.22                             1.25          1.25
58:2       58:2            60 NO_CHECK  BALLOON  SCHED_AMORT               60
M        9                 WL     00     WAC                 15.803 (       3922511.75 /
3922511.75 );        3922511.75                               1.25          1.25
29:31      29:31           60 NO_CHECK  BALLOON  SCHED_AMORT               60
M        10                WL     00     WAC                  9.976 (     523263200.25 /
523263200.25 );      523263200.25                             1.25          1.25
71:0       71:0            71 NO_CHECK  BALLOON  SCHED_AMORT               71
M        11                WL     00     WAC                  9.682 (     353283199.73 /
353283199.73 );      353283199.73                             1.25          1.25
70:1       70:1            71 NO_CHECK  BALLOON  SCHED_AMORT               71
M        12                WL     00     WAC                 13.997 (       6708154.63 /
6708154.63 );        6708154.63                               1.25          1.25
34:37      34:37           71 NO_CHECK  BALLOON  SCHED_AMORT               71
M        13                WL     00     WAC                  7.742 (      11222616.44 /
11222616.44 );       11222616.44                              1.25          1.25
83:0       83:0            83 NO_CHECK  BALLOON  SCHED_AMORT               83
M        14                WL     00     WAC                  7.816 (       7176171.72 /
7176171.72 );        7176171.72                               1.25          1.25
81:2       81:2            83 NO_CHECK  BALLOON  SCHED_AMORT               83
```

```
M          15                WL    00    WAC               12.574 (        422279.26 /
422279.26 );         422279.26                          1.25            1.25
35:48      35:48          83 NO_CHECK BALLOON SCHED_AMORT               83
```